UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                                 Qorus.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   747280 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  David Weiner
                     3940 Laurel Canyon Boulevard, Suite 327
                          Studio City, California 91604
                                 (310) 402-6269
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 15, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                                  (Page 1 of 6)

---------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  747280 10 5                                         PAGE 2 OF 6 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DAVID WEINER
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5        CHECK BOX OF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  |_|

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   3,192,690
                        -------- -----------------------------------------------
     BENEFICIALLY          8     SHARED VOTING POWER

    OWNED BY EACH                54,938,889
                        -------- -----------------------------------------------
      REPORTING            9     SOLE DISPOSITIVE POWER

     PERSON WITH                 3,192,690
                        -------- -----------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 54,938,889
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         58,131,579
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.2%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D (this "Schedule 13D") relates to the common stock, par value $.001 per share (the "Common Stock"), of Qorus.com, Inc., a Florida corporation (the "Company"), which has its principal executive offices at 3035 East Patrick Lane, Suite 9, Las Vegas, Nevada 89120.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed jointly by David Weiner, a citizen of the United States (the "Reporting Person"). The Reporting Person's principal address is 3940 Laurel Canyon Boulevard, Suite 327, Studio City, California 91604. The Reporting Person's principal occupation is an investor.

         During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The closing (the "Closing") of the transactions contemplated by that certain Exchange Agreement dated May 23, 2006 ("Exchange Agreement"), by and among the Company, VMdirect, the Reporting Person, and the other signatories to the Exchange Agreement, occurred on June 15, 2006. At the Closing, pursuant to the terms of the Exchange Agreement, the Company acquired all of the outstanding membership interests of VMdirect (the "Interests") from the Reporting Person and the other members of VMdirect (collectively the "Members"), and the Members contributed all of their Interests to the Company. In exchange, the Company issued to the Members 1,014,589 shares of Series A Convertible Preferred Stock, par value $0.01 per share, of the Company ("Preferred Shares"), which are convertible into 1,057,547,456 shares of the Company's common stock ("Conversion Shares").

         Each Preferred Share is convertible into 1,042.340735 shares of the Company's common stock (the "Conversion Rate"). The Preferred Shares will immediately and automatically be converted into shares of the Company's common stock (the "Mandatory Conversion") upon the approval by a majority of the Company's shareholders (voting together on an as-converted-to-common-stock basis), following the Closing, of an increase in the number of authorized shares of the Company's common stock from 50,000,000 to 100,000,000, and a 1 for 50 reverse stock split of the Company's outstanding common stock ("Reverse Split"). The Conversion Rate will be adjusted downward to account for the Reverse Split.

         The beneficial ownership of the Company's common stock reported in this
Schedule 13D by the Reporting Person is based on the Reporting Person's ownership of the Company's Series A Convertible Preferred Stock, on an as
converted basis prior to the proposed Reverse Split, and common stock, and assumes a total of 1,103,722,256 shares of the Company's common stock outstanding as of June 15, 2006, on a pre-Reverse Split basis.

ITEM 4.  PURPOSE OF TRANSACTION.

         Reference  is made to the  disclosure  set forth  under  Item 3 of this
Schedule 13D, which disclosure is incorporated herein by reference.

         The shares of common stock to which this Schedule 13D relates are held by the Reporting Person as an investment.

         As a result of the Closing, the Reporting Person owns 5.2% of the total combined voting power of all classes of the Company's capital stock.

         Upon the occurrence of the Mandatory Conversion and the Reverse Split, the Company's currently issued and outstanding Series A Convertible Preferred Stock (currently 1,014,589 shares), and common stock (currently 46,174,800 shares), will be converted into 21,150,959 and 923,497 shares of common stock, respectively, and will represent 95.8% and 4.2%, respectively, of the Company's total common stock issued and outstanding.

         The Reporting Person is aware that Craig Ellins holds the right to appoint the members of the board of directors of the Company, other than, with respect to the one-year period following the Closing, a director designated by Keating Reverse Merger Fund, LLC. To the Reporting Person's knowledge, at this time, Craig Ellins does not anticipate changing the number or composition of the board of directors.

         Other than as described in this Schedule 13D, the Reporting Person is not aware of any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Company's board of directors; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; any changes in Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

         As of June 15, 2006, the Reporting Person beneficially owned 3,192,690 shares (the "Weiner Shares") of the Company's common stock on an as converted basis prior to the proposed Reverse Split, based on the Reporting Person's beneficial ownership of the Company's Series A Convertible Preferred Stock (3,063 shares). Assuming a total of 1,103,722,256 shares of the Company's common stock outstanding as of June 15, 2006, on a pre-Reverse Split and as-converted-to-common-stock basis, the Reporting Person's Shares constitute approximately 0.3% of the shares of the Company's common stock issued and outstanding.

         As of June 15, 2006, the Reporting Person, as the President of Woodman Management Corporation, can be deemed to beneficially own 42,782,877 shares of the Company's common stock on an as converted basis prior to the proposed Reverse Split, based on Woodman Management Corporation's beneficial ownership of the Company's Series A Convertible Preferred Stock (41,045 shares) and immediately exercisable warrants to purchase shares of the Company's common stock (12,156,012 shares). Assuming a total of 1,103,722,256 shares of the Company's common stock outstanding as of

June 15, 2006, on a pre-Reverse Split and as-converted-to-common-stock basis, the shares of the Company's common stock beneficially owned by Woodman Management Corporation constitute approximately 4.97% of the shares of the Company's common stock issued and outstanding.

         When combined with the shares of the Company's common stock owned directly by the Reporting Person, as of June 15, 2006, the Reporting Person beneficially owned 58,131,579 shares of the Company's common stock on an as converted basis prior to the proposed Reverse Split, based on the Reporting Person's beneficial ownership of the Company's Series A Convertible Preferred Stock (44,108 shares), and immediately exercisable warrants to purchase shares of the Company's common stock (12,156,012 shares).

         The Reporting Person has the sole power to vote and dispose of the Weiner Shares. The Reporting Person also shares, with Woodman Management Corporation, the power to vote and dispose of the shares of the Company's common stock held by Woodman Management Corporation. The information that would be required by Item 2 of this Schedule 13D for Woodman Management Corporation is as follows:

(a) Name:                  Woodman  Management  Corporation
(b) Business  Address:     3940 Laurel Canyon Boulevard, Suite 327
                           Studio City, California 91604
(c) Occupation:            Investor
(d) Conviction:            N/A
(e) Civil  Proceedings:    N/A
(f) Citizenship:           California

         Transactions by the Reporting Person in the Company's common stock effected in the past 60 days are described in Item 3 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Reference is made to the disclosure set forth under Items 3, 4 and 5 of this Schedule 13D, which disclosure is incorporated herein by reference.

         The Reporting Person is aware that Craig Ellins holds the right to appoint the members of the board of directors of the Company, other than, with respect to the one-year period following the Closing, a director designated by Keating Reverse Merger Fund, LLC.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.


Dated: June 26, 2006              /s/ David Weiner
                                  --------------------------------------------
                                  David Weiner